CUSTODY AGREEMENT

between

WILMINGTON TRUST, NATIONAL ASSOCIATION,
as Custodian

FMSBONDS, INC.,
as Depositor

and

THE OBLIGORS IDENTIFIED HEREIN

Dated as of December 11, 2025

With respect to

Custodial Receipts, Series 2025-BAP0001

Evidencing ownership of

$100,000,000
AMTP Shares
and rights under the related
Purchase Agreement,
each as described herein

TABLE OF CONTENTS

Page

ARTICLE I DEFINITIONS.. 1

    Section 1.01.   Definitions... 1

    Section 1.02.   Rules of Construction.. 5

ARTICLE II CUSTODY OF AMTP SHARES; FORM OF CUSTODIAL RECEIPTS; EXECUTION AND DELIVERY, SURRENDER AND REGISTRATION OF TRANSFER AND EXCHANGE OF CUSTODIAL RECEIPTS... 6

    Section 2.01.   Custody of AMTP Shares and Purchase Agreement; Execution and Delivery of Custodial Receipts.. 6

    Section 2.02.   Form of Custodial Receipts... 6

    Section 2.03.   Registration and Registration of Transfer and Exchange of Custodial Receipts... 7

    Section 2.04.   Limitations on Execution and Delivery, Surrender, Registration of Transfer and Exchange of Custodial Receipts..................... 8

    Section 2.05.   Mutilated, Destroyed, Lost or Stolen Custodial Receipts. 8

    Section 2.06.   Notice Required on Transfer. 8

    Section 2.07.   Book-Entry. 9

ARTICLE III DEPOSITOR'S WARRANTIES; ASSIGNMENT AND REGISTRATION OF AMTP SHARES; CERTAIN OBLIGATIONS OF HOLDERS OF CUSTODIAL RECEIPTS... 11

    Section 3.01.   Depositor's Warranties.. 11

    Section 3.02.   Filing Proofs, Certificates and Other Information. 12

    Section 3.03.   Payment of Taxes or Other Governmental Charges. 12

ARTICLE IV PAYMENT OF PRINCIPAL AND INTEREST; PAYMENT OF PURCHASE PRICE; MANDATORY TERMINATION.............................. 12

    Section 4.01.   Payment of Principal, Interest, and Redemption Premium. 12

    Section 4.02.   Exercise of Purchase Right by Custodian; Actions Following Occurrence of Credit and Tax Events; Rescinded or Returned Payments. 13

    Section 4.03.   Mandatory Tender of Custodial Receipts. 14

    Section 4.04.   Exercise of Right to Terminate the Purchase Agreement. 15

    Section 4.05.   Segregation of Moneys Received in Respect of AMTP Shares.......... 16

    Section 4.06.   Cancellation of Custodial Receipts 16

    Section 4.07.   Committed Purchaser Shortfall Reimbursement............................... 16

ARTICLE V THE CUSTODIAN AND THE DEPOSITOR... 17

    Section 5.01.   Limitation of Liability of the Custodian and the Depositor............... 17

Section 5.02.   Maintenance of Offices and Agencies by the Custodian. 18

Section 5.03.   Prevention or Delay in Performance by the Custodian or the Depositor. 18

Section 5.04.   Obligations of the Custodian and the Depositor. 18

Section 5.05.   Resignation and Removal of the Custodian; Appointment of Successor Custodian. 20

Section 5.06.   Charges and Expenses; Custodian Fee. 21

Section 5.07.   Indemnification by the Depositor. 21

Section 5.08.   Voting and Consents; Notices Concerning AMTP Shares from Custodian; Communication by Holders with other Holders; Custodial Receipt Holders Lists; Information regarding assignment of rights to Committed Purchaser. 21

ARTICLE VI THE CUSTODIAN 22

Section 6.01.   Obligations of the Custodian. 22

Section 6.02.   Dealings in Custodial Receipts or with the Issuer. 23

ARTICLE VII AMENDMENT AND TERMINATION 23

Section 7.01.   Amendment. 23

Section 7.02.   Termination. 24

ARTICLE VIII MISCELLANEOUS 24

Section 8.01.   Persons Treated as Owners; Third Party Beneficiaries. 24

Section 8.02.   Rights of Holders. 24

Section 8.03.   Severability. 25

Section 8.04.   Counterparts. 25

Section 8.05.   Exclusive Benefit of Parties and Holders of Custodial Receipts; Effective Date. 25

Section 8.06.   Notices. 25

Section 8.07.   Governing Law; Waiver of Jury Trial. 26

Section 8.08.   Headings. 26

EXHIBIT A –   FORM OF CUSTODIAL RECEIPT
EXHIBIT B –   FORM OF PURCHASE AGREEMENT
EXHIBIT C –   FORM OF NOTICE TO DIRECT SALE OF AMTP SHARES OR TERMINATION OF THE PURCHASE AGREEMENT
EXHIBIT D –   FORM OF NOTICE OF TRANSFER
SCHEDULE 1 – OBLIGORS

CUSTODY AGREEMENT

This CUSTODY AGREEMENT, dated as of December 11, 2025, is by and between Wilmington Trust, National Association, not in its individual capacity, but solely as Custodian for the Holders from time to time of the Custodial Receipts hereafter described (the "Custodian"), FMSbonds, Inc., in its capacity as Depositor of the AMTP Shares hereinafter described (the "Depositor"), and the Obligors identified on Schedule I hereto and referred to on the signature page hereof (each, severally and not jointly, an "Obligor" and collectively, severally and not jointly, the "Obligors").

WITNESSETH:

WHEREAS, it is desired to provide, as set forth in this Agreement, for the delivery by the Depositor of the AMTP Shares and the Purchase Agreement with respect thereto (as such capitalized terms are defined herein) to the Custodian for the purposes set forth in this Agreement and for the delivery hereunder of custodial receipts in respect of such AMTP Shares and Purchase Agreement, representing the ownership of such AMTP Shares and rights to certain amounts available pursuant to such Purchase Agreement, as set forth in this Agreement;

WHEREAS, in consideration of the Committed Purchaser delivering the Purchase Agreement to the Custodian, the Obligors have agreed to enter into this Agreement;

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants expressed herein, it is hereby agreed by and between the Custodian and the Depositor as follows:

ARTICLE I
DEFINITIONS

Section 1.01. Definitions. The following definitions shall for all purposes, unless otherwise clearly indicated, apply to the respective terms used in this Agreement:

"Act of Bankruptcy" shall have the meaning provided in the Purchase Agreement.

"Agreement" shall mean this Custody Agreement as the same may be amended or supplemented from time to time as provided herein.

"AMTP Shares" shall mean the Issuer's Adjustable Rate MuniFund Term Preferred Shares, Series 2032 with a CUSIP No. of 670682111 and a liquidation preference of $100,000 per share.

"AMTP Shares Interest Payment Date" shall mean each date on which dividends are paid on the AMTP Shares.

"AMTP Statement" shall mean the Statement Establishing and Fixing the Rights and Preferences of Adjustable Rate MuniFund Term Preferred Shares pertaining to the Series 2032 AMTP Shares, effective as of June 9, 2022, including Appendix A thereto, and as filed at the office of the Secretary of the Commonwealth of Massachusetts on June 7, 2022, as supplemented by Supplement No. 1 to Appendix A to the Statement Establishing and Fixing the Rights and Preferences of Adjustable Rate MuniFund Term Preferred Shares to the Series 2032 AMTP Shares, effective as of April 24, 2023, and as filed with the Secretary of the Commonwealth of Massachusetts on April 21, 2023 (the "AMTP Statement").

"Authorized Denomination" shall mean $100,000 and any integral multiple thereof.

"Beneficial Owner" shall mean any Direct Beneficial Owner and any Indirect Beneficial Owner.

"Business Day" shall mean any day other than (i) a Saturday or a Sunday, (ii) a day on which the New York Stock Exchange is authorized or obligated by law or executive order to be closed, or (iii) a day on which commercial banks in the City of New York, New York or the city in which the principal office of the Custodian or the Committed Purchaser is located, are required or authorized or obligated by law or executive order to be closed or are otherwise closed to the public.

"Calculation Agent" shall have the meaning provided in the Purchase Agreement.

"Code" shall mean the Internal Revenue Code of 1986.

"Commitment Fee" shall have the meaning set forth in the Purchase Agreement.

"Committed Purchaser" means Bank of America, National Association, a national banking association.

"Credit Event" shall have the meaning provided in the Purchase Agreement.

"Custodial Receipt" shall mean a custodial receipt evidencing the ownership of the AMTP Shares and the right to receive the Purchase Price thereof paid or payable under the Purchase Agreement.

"Custodial Receipt Register" shall mean the register kept by the Custodian in accordance with Section 2.03 hereof.

"Custodian" shall mean Wilmington Trust, National Association, and any successor as Custodian hereunder.

"Custodian Fee Rate" shall mean 0.005% *per annum* of the Principal amount of the AMTP Shares deposited under this Agreement, calculated on an actual/actual basis.

"Delivery Instructions" shall mean (i) if the subject Custodial Receipts are on deposit with DTC and are held in DTC's book-entry only system, directing its DTC Participant to arrange for the delivery by DTC of the Custodial Receipts to the Designated Office on the date required under the applicable subsection of Section 4.03, (ii) if the Custodial Receipts are not on deposit with DTC, deliver or arrange for the delivery of the subject Custodial Receipts to the Designated Office of the Custodian on the date required under the applicable subsection of Section 4, (iii) if AMTP Shares are to be delivered in connection with the action giving rise to the need for Delivery Instructions, written instructions as to how the AMTP Shares are to be registered for transfer, (iv) if funds are to be distributed, written instructions as to how such funds should be transferred or otherwise credited, and (v) in any circumstance included in the foregoing clauses (i) through (iv), if the Direct Beneficial Owner is the same entity as the Custodian, Delivery Instructions to be delivered by the Direct Beneficial Owner shall additionally mean that the delivery of such instructions shall not be required and may be delivered at the option of the Direct Beneficial Owner.

"Depositor" shall mean FMSbonds, Inc.

"Designated Office" shall mean, when used with respect to the Custodian, an office maintained in accordance with Section 5.02(i) hereof.

"Direct Beneficial Owner" shall mean any person owning a direct beneficial interest in the Custodial Receipts through a DTC Participant or through an indirect DTC Participant as such terms are used in the rules and regulations of DTC.

"DTC" shall mean The Depository Trust Company, New York, New York, a clearing agency registered with the Securities and Exchange Commission, its successor or successors and its nominee or nominees.

"DTC Participant" shall mean a member of, or participant in, DTC as provided in the rules and regulations of DTC.

"Early Termination Event" shall have the meaning specified in the Purchase Agreement.

"Electronic Means" shall mean telecopy, facsimile transmission, electronic mail ("e-mail") or other similar electronic means of communication.

"Fitch" shall mean Fitch Ratings, Inc., a corporation organized and existing under the laws of the State of Delaware, its successors and their assigns.

"Gross Up Payments" shall have the meaning provided in the AMTP Statement.

"Holder" or "Owner" shall mean a Person in whose name a Custodial Receipt is registered in the Custodial Receipt Register.

"Indirect Beneficial Owner" shall mean any Person owning an indirect beneficial interest in the Custodial Receipts (e.g., pursuant to an interest in a trust or similar entity that is the Direct Beneficial Owner of such Custodial Receipts, which interest may be held through a DTC Participant or through an indirect DTC Participant as such terms are used in the rules and regulations of DTC).

"Initial DRIVERs Holder" with respect to any TOB Trust that may be the Holder of the Custodial Receipts, such term shall have the meaning provided in the related TOB Trust Agreement.

"Interest" shall mean dividends and other distributions paid on the AMTP Shares other than payments of Principal, including for the avoidance of doubt, Gross Up Payments.

"Issuer" shall mean Nuveen Municipal High Income Opportunity Fund.

"Mail" shall mean first-class mail, postage prepaid.

"Mandatory Exchange Date" shall mean the third (3rd) Business Day following the earlier to occur of a Credit Event or a Tax Event.

"Mandatory Tender Event" shall mean each of the events described in paragraphs (a) through (e) of Section 4.03.

"Moody's" shall mean Moody's Investors Service, Inc., a corporation organized and existing under the laws of the State of Delaware, its successors and their assigns.

"Offering Memorandum" shall mean the Offering Memorandum of the Issuer dated April 24, 2023 related to the Underlying Bonds (including all exhibits, attachments and appendices thereto and all information incorporated by reference therein).

"Optional Termination Date" shall have the meaning provided in the Purchase Agreement.

"Person" shall mean an individual, association, unincorporated organization, corporation, partnership, limited liability company, joint venture, trust or a government or an agency or a political subdivision thereof, or any other entity or organization, whether or not a legal entity.

"Principal" shall mean amounts representing liquidation preference on the AMTP Shares.

"Purchase Agreement" means the AMTP Purchase Agreement in substantially the form attached hereto as Exhibit B, as from time to time amended, supplemented or modified.

"Purchase Date" means any date on which the Committed Purchaser shall purchase AMTP Shares held by the Trust.

"Purchase Price" shall have the meaning provided in the Purchase Agreement.

"Record Date" shall mean, with respect to any AMTP Shares Interest Payment Date, the Business Day preceding such AMTP Shares Interest Payment Date, and with respect to any notice or other communication to be provided by the Custodian to Holders pursuant to this Agreement, the Business Day preceding the day such notice or other communication is to be provided.

"Redemption Premium" shall mean payments of redemption premium by the Issuer upon a redemption of the AMTP Shares.

"S&P" shall mean Standard & Poor's Ratings Services, a business of Standard & Poor's Financial Services LLC, a limited liability company organized and existing under the laws of the State of Delaware, its successors and their assigns.

"Scheduled Purchase Agreement Termination Date" shall have the meaning provided in the Purchase Agreement.

"Settlement Date" shall have the meaning provided in the Purchase Agreement.

"Shortfall" shall have the meaning provided in the Section 4.07(a).

"Tax Event" shall have the meaning provided in the Purchase Agreement.

"Termination Date" shall have the meaning specified in the Purchase Agreement.

"TOB Trust" shall mean any issuing entity that issues a security which has features which entitle the holders to tender such securities to any Person for purchase upon no more than 397 days' notice, for a purchase price equal to the approximate amortized cost of the security, plus accrued interest or required distributions at the time of tender.

"TOB Trust Agreement" shall mean the trust agreement or similar governing agreement for a TOB Trust.

"TOB Trustee" shall mean the Person acting as trustee or other fiduciary acting on behalf of the holders and beneficial owners of the securities issued by a TOB Trust.

"Valuation Date" shall have the meaning specified in the Purchase Agreement.

Section 1.02.   Rules of Construction. Unless the context or use indicates another or different meaning or intent, the following rules shall apply to the construction of the Agreement:

(a)   Words importing the singular number shall include the plural number and vice versa.

(b)   The captions and headings herein are solely for convenience of reference and shall not constitute a part of the Agreement nor shall they affect its meaning, construction or effect.

(c)   All references herein to a particular time of day shall be to New York City time.

(d)   Reference to Sections, Articles, Schedules and Exhibits shall be to Sections, Articles, Schedules and Exhibits of the Standard Terms unless a different document is specified.

(e)   The definitions of the terms in Section 1.01 are applicable to the masculine as well as the feminine and neuter genders of such terms.

ARTICLE II
CUSTODY OF AMTP SHARES; FORM OF CUSTODIAL
RECEIPTS; EXECUTION AND DELIVERY, SURRENDER
AND REGISTRATION OF TRANSFER AND EXCHANGE OF CUSTODIAL RECEIPTS

Section 2.01. Custody of AMTP Shares and Purchase Agreement; Execution and Delivery of Custodial Receipts.

(a) Concurrently with the execution and delivery of this Agreement, the Depositor shall deliver the AMTP Shares to the Custodian, and the Custodian shall enter into the Purchase Agreement with the Committed Purchaser.

(b) Concurrently therewith, the Custodian, in accordance with the provisions of this Agreement and the written order of the Depositor, shall execute and deliver to the Depositor, or such person or persons as the Depositor may designate by written instruction, Custodial Receipts, in Authorized Denominations, evidencing the ownership of the aggregate Principal amount of the AMTP Shares so delivered to the Custodian and the right to receive the Purchase Price pursuant and subject to the terms of the Purchase Agreement. At no time shall the outstanding aggregate principal amount of Custodial Receipts exceed the outstanding aggregate Principal amount of the AMTP Shares.

(c) The Custodian shall accept the AMTP Shares so delivered and enter into the Purchase Agreement, in each case as custodian for the Holders and Beneficial Owners of the Custodial Receipts, which Custodial Receipts shall be delivered hereunder to evidence the ownership of such AMTP Shares and certain rights under such Purchase Agreement. The Custodian shall hold the AMTP Shares and act under the Purchase Agreement as provided herein.

(d) The Custodian shall hold the AMTP Shares delivered to it pursuant to this Agreement in custody only, identified separate and apart from the general assets of the Custodian. The Custodian shall not have the authority to assign, transfer, pledge, set-off or otherwise dispose of any of the AMTP Shares or transfer, assign or otherwise dispose of its rights under the Purchase Agreement, or of any interests therein, except as provided hereunder or as required by law.

(e) A reasonable time prior to the delivery of the AMTP Shares to, and the entry into the Purchase Agreement by the Custodian, the Depositor shall furnish the Custodian, or cause the Custodian to be furnished, with written instructions as to the name, address and taxpayer identification number in which the Custodial Receipts shall initially be registered, the denominations in which such Custodial Receipts shall initially be recorded, the persons and addresses of such persons in whose name such Custodial Receipts are to be delivered and such other information as may be requested by the Custodian in connection with the issuance of such Custodial Receipts.

(f) The Custodial Receipts initially shall be issued to the Depositor or, upon the order of the Depositor, to a trust formed by the Depositor or its affiliates for the purpose of creating beneficial interests in the Custodial Receipts.

Section 2.02. Form of Custodial Receipts.

(a)   Custodial Receipts shall be printed, typewritten or photocopied substantially in the form set forth in Exhibit A hereto, with appropriate insertions, modifications and omissions and shall be designated "Series 2025-BAP0001." Custodial Receipts shall be executed by the Custodian by the manual or facsimile signature of a duly authorized signatory of the Custodian. No Custodial Receipt shall be entitled to any benefits under this Agreement or be valid or obligatory for any purpose, unless it shall have been authenticated by the Custodian by the manual or facsimile signature of a duly authorized signatory. The Custodian shall record in the Custodial Receipt Register each Custodial Receipt so authenticated and delivered as herein provided.

(b)   Custodial Receipts may be endorsed with or have incorporated in the text thereof such legends or recitals not inconsistent with the provisions of this Agreement as may be required by the Custodian or the Depositor or required to comply with any applicable law or any regulation thereunder. The Depositor shall furnish the Custodian from time to time with all information necessary for the completion of any legend on the Custodial Receipts required by the Code or the federal securities laws or any regulations promulgated thereunder and for the completion of any forms required to be furnished to Holders or the Internal Revenue Service by the Code or such laws or regulations.

Section 2.03.   Registration and Registration of Transfer and Exchange of Custodial Receipts.

(a)   The Custodian shall keep at its Designated Office in New York, New York the Custodial Receipt Register in which, subject to such reasonable regulations as it may prescribe, the Custodian shall provide for the registration and the registration of transfers or exchanges of Custodial Receipts.

(b)   Subject to the provisions of Sections 2.06, 2.07 and 3.03 hereof, upon surrender for registration of transfer of any Custodial Receipt at the Custodian's Designated Office, the Custodian shall execute and deliver, in the name of the designated transferee or transferees, one or more new Custodial Receipts of any Authorized Denominations of like tenor, series and aggregate principal amount, and register such transfer in the Custodial Receipt Register.

(c)   At the option of the Holder, Custodial Receipts may be exchanged for other Custodial Receipts of any Authorized Denominations of like tenor, series and aggregate principal amount, upon surrender of the Custodial Receipts to be exchanged at the Custodian's Designated Office. Whenever any Custodial Receipts are so surrendered for exchange, the Custodian shall execute and deliver the Custodial Receipts which the Holder making the exchange is entitled to receive.

(d)   All Custodial Receipts and all beneficial interests therein issued upon any registration of transfer or exchange of Custodial Receipts (including any replacement Custodial Receipt issued pursuant to Section 2.05 hereof) shall evidence the ownership of the AMTP Shares in custody with the Custodian hereunder and the right to receive the payment of the Purchase Price pursuant and subject to the terms of the Purchase Agreement and shall be entitled to the same benefits under this Agreement as the beneficial interests in Custodial Receipts or the Custodial Receipts surrendered upon such registration of transfer or exchange.

(e)   Every Custodial Receipt presented for registration of transfer or for exchange shall be duly endorsed by or be accompanied by a written instrument of transfer in form satisfactory to the Custodian and duly executed by the Holder thereof or such Holder's attorney duly authorized in writing.

Section 2.04.   Limitations on Execution and Delivery, Surrender, Registration of Transfer and Exchange of Custodial Receipts.   As a condition precedent to the execution and delivery, surrender or registration of transfer or exchange of any Custodial Receipt, the Custodian may require payment, by the Holder requesting such action, of the then applicable service charge of the Custodian and of a sum sufficient for reimbursement of any tax or other governmental charge with respect thereto, may require the production of proof reasonably satisfactory to it as to the identity and genuineness of any signature and may also require compliance with such regulations, if any, as the Custodian may reasonably establish consistent with the provisions of this Agreement.

Section 2.05.   Mutilated, Destroyed, Lost or Stolen Custodial Receipts.   In case any Custodial Receipt shall be mutilated, the Custodian in its discretion may execute and deliver a Custodial Receipt of like form and tenor, and evidencing the AMTP Shares and the right to receive the Purchase Price pursuant to the Purchase Agreement, and in the same denomination and bearing a number not contemporaneously outstanding, in exchange and substitution for such mutilated Custodial Receipt.   In case any Custodial Receipt shall be destroyed, lost or stolen, the Custodian may execute and deliver a Custodial Receipt of like form and tenor, and evidencing the AMTP Shares and the right to receive the Purchase Price pursuant and subject to the terms of the Purchase Agreement, and in the same denomination and bearing a number not contemporaneously outstanding, in lieu of and in substitution for such destroyed, lost or stolen Custodial Receipt, only upon (i) the filing by the Holder thereof with the Custodian of evidence satisfactory to the Custodian of the destruction, loss or theft of such Custodial Receipt and of the authenticity of such Holder's ownership thereof, and (ii) the furnishing to the Custodian of indemnification satisfactory to it.   All expenses and charges associated with such indemnity and with the preparation, execution and delivery of a new Custodial Receipt shall be borne by the Holder of the Custodial Receipt mutilated, destroyed, lost or stolen.

Section 2.06.   Notice Required on Transfer.

(a)   The Custodial Receipts initially shall be issued to or at the direction of the Depositor.   Upon any transfer of the Custodial Receipts or interests therein by any Person other than the Depositor, the transferor and the transferee shall give written notice in substantially the form attached hereto as Exhibit D of any such transfer to the Custodian and the Depositor by Electronic Means within five (5) Business Days of any such transfer; provided, that the foregoing shall not apply to any Excluded Transfer, including, for the avoidance of doubt, a transfer to a TOB Trustee or any transfers by Indirect Beneficial Owners and any transfers from Direct Beneficial Owners to Indirect Beneficial Owners.   If such notice is not received within five (5) Business Days, then the transfer shall be considered null and void ab initio for all purposes.

(b)   The Custodial Receipts shall bear legends stating that they have not been registered under the Securities Act of 1933, as amended.   In addition, the Custodial Receipts shall bear legends stating that no transfer shall be made except to Persons who are eligible transferees of the AMTP Shares under their governing documents and shall be subject to such further restrictions and conditions as may be included therein, including without limitation, any (i) transfer restrictions or (ii) right of first refusal retained by the Issuer thereunder.

(c)   The Custodial Receipts and related documentation including this Agreement may be amended or supplemented from time to time by the Custodian with the consent of the Depositor, such consent not to be unreasonably withheld, to modify the restrictions on and procedures for resale and other transfers of the Custodial Receipts and interests therein to reflect any change in applicable law or regulation (or the interpretation thereof) or in practices relating to the resale or other transfer of restricted securities generally if the Custodian and the Depositor shall have received an opinion of counsel to the effect that such amendment or supplement is necessary or appropriate.

Section 2.07.   Book-Entry.

(a)   At the election of the Depositor, all Custodial Receipts may be held in DTC's book-entry only system.

(b)   When the Holder of any or all of the Custodial Receipts is DTC, such Custodial Receipts shall be registered in the name of Cede & Co., as nominee for DTC. Payments with respect to the AMTP Shares and the amounts payable under the Purchase Agreement represented by such Custodial Receipts shall be made by credit of same day funds to the account indicated for Cede & Co. in the Custodial Receipt Register.

(c)   Upon initial issuance, the ownership of any Custodial Receipt of which Cede & Co. is the Holder shall be registered in the Custodial Receipt Register in the name of Cede & Co., as nominee for DTC. Prior to a transfer of the Custodial Receipts in accordance with paragraphs (d), (e) or (h) of this Section 2.07, except as provided herein the Depositor and the Custodian may treat DTC (or its nominee) as the sole and exclusive owner of the Custodial Receipt registered in its name for the purposes of payments with respect to the AMTP Shares and of the Purchase Price represented thereby, giving any notice permitted or required to be given to Holders under this Agreement, registering the transfer of such Custodial Receipt, obtaining any consent or other action to be taken by Holders and for all other purposes whatsoever, and neither the Depositor nor the Custodian shall be affected by any notice to the contrary. Prior to a transfer of the Custodial Receipts in accordance with paragraphs (d), (e) or (h) of this Section 2.07, neither the Depositor nor the Custodian shall have any responsibility or obligation to any DTC Participant, any Person claiming a beneficial ownership interest in such Custodial Receipt under or through DTC or any DTC Participant or any other Person that is not shown on the Custodial Receipt Register as being a Holder of such Custodial Receipt, with respect to the accuracy of any records maintained by DTC or any DTC Participant; the payment by DTC or any DTC Participant of any amount in respect of the Purchase Price represented by such Custodial Receipt; any notice (or the timeliness thereof) that is permitted or required to be given by DTC to Beneficial Owners of such Custodial Receipt under this Agreement; or any consent given or other action taken by DTC as the Holder of such Custodial Receipt. Upon delivery by DTC to the Custodian of written notice to the effect that DTC has determined to substitute a new nominee in place of Cede & Co., and subject to the provisions of Section 2.03 hereof in respect of registration of transfer of Custodial Receipts, the word "Cede & Co." in this Agreement shall refer to such new nominee of DTC.

(d)   Upon (i) the resignation of DTC or its successor (or substitute depository or its successor) from its functions as depository, or (ii) a determination by (A) the Depositor that it is in the best interests of the Depositor (and will not adversely affect the Beneficial Owners of Custodial Receipts), or (B) the Beneficial Owners of Custodial Receipts to remove DTC or its successor (or any substitute depository or its successor) from its functions as depository, the Depositor shall notify DTC and the Custodian, whereupon DTC will notify the DTC Participants, of the availability through DTC of Custodial Receipt physical certificates. In such event, upon surrender by DTC of Custodial Receipts for registration of transfer or exchange, the Custodian shall execute and register the transfer or exchange of Custodial Receipt physical certificates as requested in writing by DTC or by any other Holders of such Custodial Receipts in Authorized Denominations and appropriate amounts.

(e)   DTC may determine to discontinue providing its services with respect to Custodial Receipts at any time by giving 90 days prior written notice to the Depositor and the Custodian and discharging its responsibilities with respect thereto under applicable law. Under such circumstances (if there is no successor securities depository), the Custodian shall be obligated to deliver Custodial Receipt physical certificates as described elsewhere in this Agreement and as directed in writing by DTC. In such event, the provisions of this Agreement shall apply irrespective of this Section 2.07. Whenever DTC requests the Custodian in writing to do so, the Custodian and the Depositor will cooperate with DTC in taking appropriate action after reasonable notice (i) at the expense of the Depositor, to make available one or more separate physical certificates evidencing such Custodial Receipts to any DTC Participant having Custodial Receipts credited to its DTC account, or (ii) to arrange for another securities depository to maintain custody of physical certificates evidencing such Custodial Receipts.

(f)   [Reserved].

(g)   In connection with any notice or other communication to be provided to Holders pursuant to this Agreement by the Custodian with respect to any consent or other action to be taken by Holders, the Custodian shall give DTC notice of the related record date not fewer than 15 calendar days in advance of such record date to the extent possible.

(h)   If the Depositor elects to direct that the Custodian deliver Custodial Receipts in the name of and to DTC, as the depository hereunder, subject to Section 4.03, such Custodial Receipts may not thereafter be transferred except:

(A)   to any successor of DTC or its nominee, or to any substitute depository designated pursuant to clause (B) of this paragraph (h) ("substitute depository"); provided that any successor of DTC or substitute depository shall be qualified under any applicable laws to provide the services proposed to be provided by it, as evidenced by an opinion of counsel delivered to the Custodian;

(B)   to any substitute depository not objected to by the Custodian, upon (l) the resignation of DTC or its successor (or any substitute depository, or its successor) from its functions as depository, or (2) a determination by the Depositor that it is in the best interest of the Depositor (and will not adversely affect the Beneficial Owners of Custodial Receipts) or the Beneficial Owners of Custodial Receipts to remove DTC or its successor (or any substitute depository or its successor); provided that any such substitute depository shall be qualified under any applicable laws to provide the services proposed to be provided by it, as evidenced by an opinion of counsel delivered to the Custodian; or

(C)   as provided in paragraphs (d) and (e) of this Section 2.07.

ARTICLE III
DEPOSITOR'S WARRANTIES; ASSIGNMENT
AND REGISTRATION OF AMTP SHARES; CERTAIN
OBLIGATIONS OF HOLDERS OF CUSTODIAL RECEIPTS

Section 3.01. Depositor's Warranties. Upon the delivery of AMTP Shares to the Custodian, the Depositor shall be deemed thereby to represent and warrant and, in the case of (v) below, covenant, to the Custodian (including for the benefit of the Holders and Beneficial Owners) on the date of such delivery that (i) such AMTP Shares are genuine and that the Depositor is duly authorized to so deliver such AMTP Shares; (ii) immediately prior to the delivery thereof the Depositor owned such AMTP Shares free and clear of any lien, pledge, encumbrance or other security interest; (iii) upon such delivery, the Depositor releases all right, title and interest in and to such AMTP Shares, and, upon the execution and delivery of the Custodial Receipts pursuant to Section 2.01(b), the Depositor sells, transfers, assigns and otherwise conveys, without recourse, all right, title and interest of the Depositor in and to the AMTP Shares to the Holders of the Custodial Receipts; (iv) to the best knowledge of the Depositor, no default in the payment of Principal of and/or Interest on the AMTP Shares has occurred and no event of default relating to such AMTP Shares has been declared; and (v) the Depositor shall not enter into amendments or modifications of any document in effect as of the date hereof governing or relating to the AMTP Shares, unless, the Custodian and Beneficial Owners shall have received 10 Business Days prior written notice of such amendment. Such representations and warranties shall survive the delivery of the AMTP Shares and the Custodial Receipts in respect thereof.

It is the express intent of the parties hereto that the transfer of the AMTP Shares and the Purchase Agreement rights by the Depositor to the Custodian as provided in Section 2.01(a) be, and be construed as, an absolute sale and transfer of the AMTP Shares. It is, further, not the intention of the parties that such transfer be deemed the grant of a security interest in the AMTP Shares by the Depositor to the Custodian on behalf of the Holders of the Custodial Receipts to secure a debt or other obligation of the Depositor. In the event, however, that, notwithstanding the intent of the parties, the AMTP Shares are held to be the property of the Depositor, or if for any other reason the Agreement is held or deemed to create a security interest in the AMTP Shares, then (a) the Agreement shall constitute a security agreement and (b) the transfer provided for in Section 2.01(a) shall be deemed to be a grant by the Depositor to the Custodian on behalf of the Holders of the Custodial Receipts of, and the Depositor hereby grants to the Custodian on behalf of the Holders of the Custodial Receipts, to secure all of the Depositor's obligations hereunder, a security interest in all of the Depositor's right, title, and interest, whether now owned or hereafter acquired, in and to the AMTP Shares and all proceeds of the foregoing. The Depositor shall take all actions as are necessary to ensure that, if the transfer of the AMTP Shares by the Depositor to the Custodian were found to constitute the grant of a security interest in the AMTP Shares, such security interest would be a perfected security interest of first priority under applicable law and will be maintained as such.

Section 3.02.   [Filing Proofs, Certificates and Other Information]().   Any Holder presenting Custodial Receipts for surrender, or registration of transfer or exchange may be required to file such proof of residence, its taxpayer identification number, or other matters or information, to execute such certificates and to make such representations and warranties as the Custodian may reasonably deem necessary or proper.   The Custodian may withhold the delivery or delay the surrender, and registration of transfer or exchange of any Custodial Receipt until such proof or other information is filed, such certificates are executed or such representations and warranties are made.

Section 3.03.   [Payment of Taxes or Other Governmental Charges]().   If any tax or other governmental charge shall be required to be withheld from or otherwise become payable by or on behalf of the Custodian with respect to any payment made to or by the Custodian under the provisions of any applicable law with respect to any AMTP Shares or any Custodial Receipt, such tax or governmental charge shall be payable by the Holders of the Custodial Receipts or by the Holder of such Custodial Receipt, as applicable, and may be so withheld by the Custodian.   The surrender, or registration of transfer or exchange of any Custodial Receipt may be refused until such payment is made.

ARTICLE IV
PAYMENT OF PRINCIPAL AND INTEREST; PAYMENT OF PURCHASE PRICE; MANDATORY TERMINATION

Section 4.01.   [Payment of Principal, Interest, and Redemption Premium]().

(a)   On each AMTP Shares Interest Payment Date and any other date fixed for the payment of Principal of, Interest on, or Redemption Premium, if any, paid on the AMTP Shares, all Principal, Interest, and Redemption Premium payable with respect to the related AMTP Shares shall be paid to the Holders of the Custodial Receipts, following payment to the Committed Purchaser of the accrued and unpaid Commitment Fee and to the Custodian of the accrued and unpaid Custodian Fee.

(b)   Subject to the provisions of Section 2.07, the Principal of and Interest on the AMTP Shares that is payable to the Holders of the related Custodial Receipts as provided in paragraph (a) of this Section 4.01 shall be paid by mail to such Holders at the addresses shown on the Custodial Receipt Register as of the applicable Record Date.   Such payments of principal and interest shall be made by clearinghouse check payable in currency of the United States of America; provided that (i) at the written request of a Holder of $1,000,000 or more of the Custodial Receipts, such payment shall be made by wire transfer in same day funds, and (ii), notwithstanding Section 2.07(b), if the Custodian is also acting on behalf of other Persons that are Beneficial Owners of the Custodial Receipts in a capacity in addition to acting as Custodian hereunder, such payment shall be effected by means of an intra-bank transfer.

(c)   Principal payments shall be applied to pay Custodial Receipts in Authorized Denominations selected by lot.   Any Custodial Receipts held through DTC book entry procedures will be redeemed in accordance with DTC procedures.   Any payments of Principal shall reduce pro tanto the principal amount of the Custodial Receipts with respect to which such distributions were made. Redemption Premium, if any, shall be paid to Holders and Beneficial Owners to whom are paid Principal with respect to which the Issuer owes Redemption Premium.

Section 4.02.   Exercise of Purchase Right by Custodian; Actions Following Occurrence of Credit and Tax Events; Rescinded or Returned Payments.

(a)   Upon receipt of a notice in the form of Exhibit C from a Direct Beneficial Owner of the Custodial Receipts, the Custodian shall exercise the right of the Custodian under the Purchase Agreement to demand that the Committed Purchaser purchase all the AMTP Shares related to the Custodial Receipts beneficially owned by such Direct Beneficial Owner, in a single purchase of the AMTP Shares related to the Custodial Receipts of such Direct Beneficial Owner, on the Purchase Date provided in such notice in accordance with Section 2.02 of the Purchase Agreement, at a price equal to the Purchase Price. The Custodian shall not otherwise exercise such right. Any Direct Beneficial Owner providing such a notice shall also (i) provide the appropriate Delivery Instructions, if any are required, and (ii) and, to the extent any such Delivery Instructions do not contain a direction to deduct from the Purchase Price paid by the Committed Purchaser of the pro rata portion of the accrued and unpaid Commitment Fee, such Beneficial Owner shall, as a condition of receiving the Purchase Price paid by the Committed Purchaser, pay an amount equal to such pro rata portion of the accrued and unpaid Commitment Fee.

(b)   On the Purchase Date, the Custodian shall deliver the AMTP Shares to the Committed Purchaser against payment of the Purchase Price, which the Custodian shall distribute, or cause to be distributed, to the Direct Beneficial Owner of the Custodial Receipts in the notice of purchase against delivery of the Custodial Receipts subject to mandatory tender as provided in Section 4.03 in accordance with the Delivery Instructions provided by such Direct Beneficial Owner(other than a TOB Trustee).

(c)   In connection with any Credit Event, the Custodian shall distribute the AMTP Shares in accordance with the Delivery Instructions provided by each Direct Beneficial Owner (other than a TOB Trustee) based on the amount of Custodial Receipts owned by each such Direct Beneficial Owner, such distribution to be made against delivery by each such Direct Beneficial Owner of its Custodial Receipts as provided in Section 4.03(c).

(d)   In connection with any Tax Event, the Custodian shall distribute the AMTP Shares in accordance with the Delivery Instructions provided by each Direct Beneficial Owner (other than a TOB Trustee) based on the amount of Custodial Receipts owned by each such Direct Beneficial Owner, such delivery to be made against delivery by each such Direct Beneficial Owner of its Custodial Receipts as provided in Section 4.03(d).

(e)   Upon receipt of notice from any Beneficial Owner of Custodial Receipts from whom payments have been rescinded or otherwise returned as described in Section 2.02(d) of the Purchase Agreement, the Custodian shall exercise the rights of such Beneficial Owner under Section 2.02(d) of the Purchase Agreement regarding repayment of such rescinded or returned payments by the Committed Purchaser. Concurrently with the repayment of such rescinded or returned payments by the Committed Purchaser, the Custodian shall either (i) deliver the related AMTP Shares to the Committed Purchaser, (ii) assign to the Committed Purchaser any claims the Beneficial Owners of the Custodial Receipts may have against the Issuer with respect to the rescinded or returned payments, or (iii) as required under the circumstances, take the actions described in both preceding clauses (i) and (ii). The obligations of the Custodian under this Section 4.02(e) shall survive the termination of this Agreement.

Section 4.03. [Mandatory Tender of Custodial Receipts](#).

(a) Custodial Receipts with respect to which a notice of direction to purchase is given pursuant to a request made in the form of Exhibit C and Section 4.02(a) shall be subject to mandatory tender to the Custodian on the Purchase Date in accordance with the Delivery Instructions, if any, provided by the Direct Beneficial Owner providing such direction. On the Purchase Date, upon delivery to the Custodian of the Custodial Receipts, the proceeds received from the Committed Purchaser from the sale pursuant to Purchase Agreement will be promptly distributed, or caused to be distributed, by the Custodian to the Direct Beneficial Owner of such tendered Custodial Receipts. On the Purchase Date, the Direct Beneficial Owner shall pay any accrued and unpaid Commitment Fee related to the AMTP Shares sold to the Committed Purchaser, which amount may be withheld from the amount to be disbursed provided in the immediately preceding sentence if not otherwise paid on or prior to the Purchase Date.

(b) Custodial Receipts with respect to which a notice of direction to terminate the purchase option in the Purchase Agreement is given pursuant to a request made in the form of Exhibit C and Section 4.04, shall be subject to mandatory tender on the Optional Termination Date provided in such notice. On such Optional Termination Date, upon delivery to the Custodian of the Custodial Receipts, the Custodial Receipts so tendered shall be exchanged for an equal Principal amount of AMTP Shares, in each case in accordance with the Delivery Instructions, if any, provided by each Direct Beneficial Owner.

(c) The Custodial Receipts shall be subject to mandatory tender to the Custodian following the occurrence of a Credit Event in exchange for the related AMTP Shares on the Mandatory Exchange Date. On the Mandatory Exchange Date, upon delivery to the Custodian of the Custodial Receipts, the Custodial Receipts so tendered shall be exchanged for an equal Principal amount of AMTP Shares, in each case in accordance with the Delivery Instructions, if any, provided by each Direct Beneficial Owner. Such exchange shall not affect the rights of the Holders or Beneficial Owners of the Custodial Receipts to pursue any remedies otherwise available under the Purchase Agreement, including, with respect to a failure to make a payment under the Purchase Agreement.

(d) The Custodial Receipts shall be subject to mandatory tender to the Custodian on the Mandatory Exchange Date following the occurrence of a Tax Event in exchange for the related AMTP Shares. On the Mandatory Exchange Date, upon delivery to the Custodian of the Custodial Receipts, the Custodial Receipts so tendered shall be exchanged for an equal Principal amount of AMTP Shares, in each case in accordance with the Delivery Instructions, if any are required, provided by each Direct Beneficial Owner.

(e) The Custodial Receipts shall be subject to mandatory tender to the Custodian on the Scheduled Purchase Agreement Termination Date. On the Scheduled Purchase Agreement Termination Date, upon delivery to the Custodian of the Custodial Receipts, the Custodial Receipts so tendered shall be exchanged for an equal Principal amount of AMTP Shares, in each case in accordance with the Delivery Instructions, if any are required, provided by each Direct Beneficial Owner.

(f)   With respect only to the events described in subsections (c), (d) and (e) of this Section 4.03, the Custodian shall give notice of mandatory tender by Electronic Means to the Holders and Beneficial Owners of the Custodial Receipts, which notice shall set forth (i) the date such tender is to be made; (ii) a statement that the payments to be paid and exchanges to be made will only be paid or made upon surrender of such Custodial Receipts at the Designated Office of the Custodian, and that Interest payable on such Custodial Receipts shall cease to accrue on the date so noticed; and (iii) a statement that any failure of a Holder to surrender, or a Beneficial Owner to direct the surrender of, its Custodial Receipts as described in clause (ii) above, shall for all purposes of this Agreement be deemed to be a surrender of such Custodial Receipts, and the only rights that the Holders and Beneficial Owners have in such Custodial Receipt shall be to the payments and exchanges in respect thereof pursuant to paragraphs (a) through (e), as applicable, of this Section 4.03. Such notice shall be given (i) on or prior to the Business Day immediately preceding the Purchase Date or the Optional Termination Date; (ii) on the Business Day immediately succeeding the occurrence of a Tax Event or a Credit Event; and (iii) on or prior to the fifth Business Day next preceding the Scheduled Purchase Agreement Termination Date.

(g)   Any accrued and unpaid Commitment Fee and Custodian Fee shall be deducted from any amounts to be distributed prior to any distribution, unless separate arrangements are made for the payment thereof, or otherwise paid pursuant to the relevant TOB Trust Agreement, and any accrued and unpaid Commitment Fee and Custodian Fee must be paid prior to making any delivery of AMTP Shares upon any exchange of Custodial Receipts for AMTP Shares and unless the Direct Beneficial Owner of the Custodial Receipts is a TOB Trustee, in which case the Commitment Fee and Custodian Fee shall be payable as described in the TOB Trust Agreement.

(h)   Each Custodial Receipt surrendered to the Custodian pursuant to this section shall be promptly cancelled and destroyed by the Custodian upon the making of the payments and exchanges described herein. Failure to surrender any Custodial Receipts to the Custodian on the Purchase Date shall not prevent the mandatory purchase or exchange of such Custodial Receipts and such Custodial Receipts shall be deemed tendered whether or not delivered to the Custodian, and the only rights of the Holder or Holders thereof shall be to receive the payments and exchanges in respect thereof pursuant to paragraphs (a) through (e) of this Section 4.03.

Section 4.04.   Exercise of Right to Terminate the Purchase Agreement.As long as neither a Credit Event nor a Tax Event has occurred, each Direct Beneficial Owner of Custodial Receipts shall have the right to direct the Custodian to terminate the Purchase Agreement as to AMTP Shares related to its Custodial Receipts in an amount equal to all, but not less than all, of the Custodial Receipts owned by such Direct Beneficial Owner, in accordance with the terms of the Purchase Agreement, by sending a request to the Custodian in the form of Exhibit C attached hereto, and upon receipt of any such notice the Custodian shall exercise such right. On the Optional Termination Date provided in such request, the Custodial Receipts that are the subject thereof shall be subject to mandatory tender as provided in Section 4.03 (b), and upon delivery thereof, the Custodian shall deliver the related AMTP Shares to the requesting Direct Beneficial Owner. On such Optional Termination Date, the Direct Beneficial Owner shall, unless such owner is a TOB Trustee, as a condition to receiving its AMTP Shares, pay any accrued Commitment Fee related to the AMTP Shares to be delivered. The Custodian shall not otherwise exercise the right to terminate the Purchase Agreement. Any Direct Beneficial Owner providing such a notice shall also (i) provide the appropriate Delivery Instructions, if any, and (ii) and such Direct Beneficial Owner shall, unless it is a TOB Trustee, as a condition of receiving the AMTP Shares, pay an amount equal to such pro rata portion of the accrued and unpaid Commitment Fee.

Section 4.05. <u>Segregation of Moneys Received in Respect of AMTP Shares</u>. All moneys received in respect of the AMTP Shares and the Purchase Agreement or otherwise by the Custodian in respect of the AMTP Shares shall be held by it uninvested in special accounts until required to be disbursed in accordance with the provisions of this Agreement or as otherwise required by law. All such moneys, from whatever source received, shall be segregated from the general assets of the Custodian and from any other money held by the Custodian.

Section 4.06. <u>Cancellation of Custodial Receipts</u> Each Custodial Receipt surrendered to the Custodian pursuant to Section 4.03 upon mandatory tender, upon the redemption or maturity (or equivalent) thereof or in exchange for a pro rata portion of the AMTP Shares shall be promptly cancelled and destroyed by the Custodian.

Section 4.07. <u>Committed Purchaser Shortfall Reimbursement</u>

(a) If the Committed Purchaser makes one or more payments under the Purchase Agreement and thereafter receives either (i) payments of the liquidation preference amount or the dividends on the related AMTP Shares from the Custodian in respect of such payments under such Purchase Agreement, (ii) proceeds from the sale of such AMTP Shares hereunder, or (iii) a distribution in kind of such AMTP Shares with a market value (as determined in the reasonable discretion of the Committed Purchaser, and which may be based on the price of such AMTP Shares determined in connection with a sale of such shares on the date of distribution) in any of case (i), (ii) or (iii) in an amount less than the sum of (x) the amount of the payments made by the Committed Purchaser under the Purchase Agreement and (y) all other amounts due to the Committed Purchaser under the Purchase Agreement and under this Agreement, the Committed Purchaser shall promptly notify the Obligors of such deficiency (a "Shortfall"), together with the amount thereof, including the amount of such market value determination, if any. Any notice delivered on a day that is not a Business Day or after 12:00 noon, New York City time, on a Business Day shall be deemed received on the next Business Day. The Committed Purchaser's determination of any Shortfall shall be binding absent manifest error.

(b) Each Obligor hereby agrees to pay to the Committed Purchaser such Obligor's Pro-Rata Share of any Shortfall no later than 4:00 p.m., New York City time, on the date of delivery of notice by the Committed Purchaser pursuant to subsection (a) of this Section 4.07.

(c) Each Obligor's obligation to make payments pursuant to subsection (b) of this Section 4.07 shall be a general, unsecured obligation of such Obligor payable from all assets of such Obligor. Each Obligor's obligation is several not joint and no Obligor shall be liable for the failure of any other Obligor to satisfy its obligations hereunder. Each Obligor's obligation is solely to the Committed Purchaser and shall not extend to any other party, including any party identified as or deemed to be a beneficiary of this Agreement.

(d)   Any payment made by the Obligors hereunder shall be made in accordance with wire instructions as provided by the Committed Purchaser from time to time by written notice to the Obligors.

(e)   If, after the payment of any Shortfall by an Obligor, the Committed Purchaser receives any amount or property pursuant to the terms of this Agreement in payment of an amount included in such Shortfall, the Committed Purchaser shall remit such amount or property to such Obligor.

(f)   Each Obligor represents and warrants that it is duly authorized to enter into this Agreement and that its obligations hereunder are binding and enforceable.

(g)   Notwithstanding any other provision of this Agreement to the contrary, each Obligor's obligation to pay to the Committed Purchaser such Obligor's Pro-Rata Share of any Shortfall shall survive the termination of this Agreement.

(h)   The failure by an Obligor to pay its pro-rata share of any Shortfall as and when required pursuant to this Section 4.07 shall not relieve the Committed Purchaser of its obligation to make payments under the Purchase Agreement as required therein and in this Agreement, nor shall such a failure lead to any right of the Committed Purchaser to funds or property held by the Custodian..

ARTICLE V
THE CUSTODIAN AND THE DEPOSITOR

Section 5.01.   Limitation of Liability of the Custodian and the Depositor.

(a)   The sole obligor with respect to any AMTP Shares is the Issuer thereof or any other entity obligated to make payments to the Issuer thereof (or its trustee or other applicable fiduciary) with respect to the AMTP Shares. The sole obligor with respect to the Purchase Agreement is the Committed Purchaser. Neither the Custodian nor the Depositor shall have any obligation on or with respect to the AMTP Shares or parts thereof, and the Custodian shall have no obligation on or with respect to the Purchase Agreement, except as provided in this Agreement; and their respective obligations with respect to Custodial Receipts shall be solely as set forth in this Agreement and as provided by applicable law. The Custodian shall be responsible for performing such duties and only such duties as are specifically set forth in this Agreement and no implied covenants, duties or obligations (whether of a fiduciary nature or otherwise) shall be read into this Agreement or implied in law against the Custodian.

(b)   The Direct Beneficial Owners of Custodial Receipts shall have the right to terminate the Purchase Agreement as provided in Section 4.04 and the Beneficial Owners shall have the right to proceed directly against the Issuer of the AMTP Shares and against the Committed Purchaser in the event of a default under, respectively, the AMTP Shares or the Purchase Agreement. Except as provided in Section 6.01, neither the Custodian nor the Depositor is authorized to proceed against the Issuer of the AMTP Shares in the event of a default thereon and the Custodian is not authorized to proceed against the Committed Purchaser in the event of a default under the Purchase Agreement, or in either case to assert the rights and privileges of Beneficial Owners of Custodial Receipts and has no duty to do so, except that the Custodian, upon being furnished indemnity satisfactory to the Custodian, at the request of any Beneficial Owner of a Custodial Receipt (but at the expense and risk of the Beneficial Owner) shall take such action as it is directed in writing to take by such Beneficial Owner, not in its individual capacity, but solely as Custodian and as the registered owner or nominal holder of the AMTP Shares and as party to the Purchase Agreement, as applicable, to which the Custodial Receipt owned by such Beneficial Owner relates, including to proceed directly and individually against the Issuer or the trustee for such AMTP Shares and the Committed Purchaser under the Purchase Agreement.

(c)   Neither the Custodian nor the Depositor shall be under any obligation whatsoever to appear in, prosecute or defend any action, suit or other proceeding in respect of the AMTP Shares, the Purchase Agreement or the Custodial Receipts, except as specifically provided herein.

(d)   Notwithstanding the foregoing, the Custodian, if directed by the Direct Beneficial Owners, shall exercise the right to receive the Purchase Price under the Purchase Agreement and pay such Purchase Price to the Holders for further crediting to the Direct Beneficial Owners of the related Custodial Receipts in accordance with the terms of this Agreement and the Purchase Agreement.

Section 5.02. Maintenance of Offices and Agencies by the Custodian.   Until termination of this Agreement in accordance with its terms, the Custodian shall maintain (i) facilities in The City of New York, State of New York, for the execution and delivery, payment, surrender and registration of transfer and exchange of Custodial Receipts, all in accordance with the provisions of this Agreement, and (ii) such other agents, if any, according to the terms and conditions as to which the Custodian and the Depositor may agree from time to time.

Section 5.03. Prevention or Delay in Performance by the Custodian or the Depositor. Neither the Custodian nor the Depositor shall incur any liability to any Holder of any Custodial Receipt, if by reason of any provision of any present or future law or regulation thereunder of any governmental authority, or by any reason of any act of God or war or other similar circumstance beyond the control of the relevant party, the Custodian or the Depositor shall be prevented or forbidden from doing or performing any act or thing which the terms of this Agreement provide shall be done or performed; and neither the Custodian nor the Depositor shall incur any liability to any Holder of a Custodial Receipt by reason of any non-performance or delay, caused as aforesaid, in the performance of any act or thing which the terms of this Agreement provide shall or may be done or performed, or by reason of any exercise of, or failure to exercise, any discretion provided for in this Agreement.

Section 5.04. Obligations of the Custodian and the Depositor.

(a)   Neither the Custodian nor the Depositor (with the exception, as to the Depositor, for its representations and warranties set forth in Section 3.01) assumes any obligation or shall be subject to any liability under this Agreement to Holders or Beneficial Owners of Custodial Receipts, other than by reason of wilful misconduct, bad faith or gross negligence in the performance of such duties as are specifically set forth in this Agreement. Neither the Depositor nor the Custodian shall be under any obligation to take any action hereunder which may tend to involve it in any expense or liability, the payment of which within a reasonable time is not, in its reasonable opinion, assured to it. Notwithstanding the foregoing, the Custodian, if directed by the Direct Beneficial Owners, shall exercise the right to receive the Purchase Price under the Purchase Agreement and pay such Purchase Price to the Holders of the related Custodial Receipts for further crediting to the Beneficial Owners thereof in accordance with the terms of this Agreement and the Purchase Agreement.

(b)   Neither the Custodian nor the Depositor shall be liable to any Holder or Beneficial Owner of any Custodial Receipt for any action or non-action by it in reliance upon the advice of or information from legal counsel, accountants, any Holder or Beneficial Owner of a Custodial Receipt or any other person believed by it in good faith to be competent to give such advice or information. The Custodian and the Depositor may each rely and shall each be protected in acting upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

(c)   The Custodian shall at all times maintain a fidelity bond in such reasonable form and amount as commercial banks customarily provide to protect against loss due to dishonest or fraudulent action by its employees in connection with its obligations hereunder.

(d)   Except for the authority and authenticity of any signatures of signatories of the Custodian appearing on the Custodial Receipts, the Custodian makes no representations as to the validity or sufficiency of the Custodial Receipts or as to the validity, sufficiency, worth or tax-exempt status of the dividends paid on the AMTP Shares relating thereto. The Custodian shall incur no liability to anyone in acting upon any signature, instrument, consent, order, certificate, report, opinion, bond or other document or paper reasonably believed by it to be genuine and reasonably believed by it to be signed by the proper party or parties and need not investigate any fact or matter in any such document as long as the Custodian has otherwise satisfied its obligations under this Agreement. As to any fact or matter the method of the determination of which is not specially prescribed herein, the Custodian may for all purposes hereof rely on a certificate, signed by any authorized officer of the relevant party, as to such fact or matter, and such certificate shall constitute full protection to the Custodian for any action taken or omitted to be taken by it in good faith in reliance thereon.

(e)   In the exercise of its rights and powers and in the performance of its duties and obligations under this Agreement, the Custodian (i) may act directly or through its agents, attorneys, custodians or nominees pursuant to agreements entered into with any of them; and (ii) may consult with counsel, accountants and other skilled professionals to be selected with reasonable care in good faith and employed by it.

(f)   In no event shall the Custodian be obligated to pay any amounts to the Committed Purchaser or any Holder of Custodial Receipts until the Custodian shall have received funds to pay the same.

(g)   The Custodian shall not be liable under or in connection with this Agreement for indirect, special, incidental or consequential losses or damages of any kind whatsoever, including lost profits, even if the Custodian has been advised of the possibility thereof and regardless of the form of action in which such damages are sought.

Section 5.05.   Resignation and Removal of the Custodian; Appointment of Successor Custodian.

(a)   The Custodian may at any time resign as Custodian hereunder by written notice of its election to do so, delivered to the Depositor and the Committed Purchaser, and such resignation shall take effect upon (i) the appointment of a successor Custodian and its acceptance of such appointment as hereinafter provided, and (ii) the transfer of the AMTP Shares and the Purchase Agreement to the successor Custodian in accordance with its terms; *provided, however*, that in the event of such resignation, the Custodian shall reimburse the Depositor for any fees or charges previously paid to the Custodian in respect of duties not yet performed under this Agreement which remain to be performed by a successor Custodian in the amount specified in the fee agreement then in effect between the Custodian and the Depositor.

(b)   The Depositor may at any time remove the Custodian as Custodian hereunder by written notice of its election to do so, delivered to the Custodian as provided in Section 8.06 hereof, and such removal shall take effect upon (i) the appointment of a successor Custodian and its acceptance of such appointment as hereinafter provided, and (ii) the transfer of the AMTP Shares and the Purchase Agreement to the successor Custodian in accordance with its terms. Any Beneficial Owner may direct the Depositor to exercise the Depositor's removal right upon the occurrence of an Act of Bankruptcy with respect to the Custodian.

(c)   No successor Custodian shall be appointed hereunder without the prior written consent of the Committed Purchaser; *provided, however*, that such consent shall not be unreasonably withheld and shall not be required in the event that a Credit Event has occurred.

(d)   In case at any time the Custodian acting hereunder notifies the Depositor that it elects to resign or is incapable of acting hereunder or the Depositor notifies the Custodian that it elects to remove the Custodian as Custodian, the Depositor shall, within 90 days after the delivery of the notice of resignation or removal, appoint a successor Custodian, which shall be a bank with trust powers or a trust company having its principal office in the United States of America and having a combined capital and surplus of at least $50,000,000 or a subsidiary of such bank or trust company. If no successor Custodian has been appointed as successor Custodian within 90 days after the Custodian has given written notice of its election to resign or the Depositor has given written notice to the Custodian of its election to remove the Custodian, as the case may be, the Custodian may petition any court of competent jurisdiction for the appointment of a successor Custodian. Every successor Custodian shall execute and deliver to its predecessor and to the Depositor and the Committed Purchaser an instrument in writing accepting its appointment hereunder and shall notify the Depositor and the Committed Purchaser of its Designated Office, and thereupon such successor Custodian, without any further act or deed, shall become fully vested with all the rights, powers, duties and obligations of its predecessor and for all purposes shall be the Custodian under this Agreement, and such predecessor, upon payment of all sums due it and on the written request of the Depositor, shall execute and deliver an instrument transferring to such successor all rights, obligations and powers of such predecessor hereunder, shall transfer to such successor Custodian all rights of such predecessor in and to the Purchase Agreement in accordance with the terms thereof and shall duly assign, transfer and deliver all right, title and interest in the AMTP Shares to such successor. Any successor Custodian shall promptly give notice of its appointment to the Holders of Custodial Receipts for which it is successor Custodian as provided in Section 8.06 hereof.

(e)   Any corporation into or with which the Custodian may be merged, consolidated or converted or any person succeeding to all or substantially all of the corporate trust business of the Custodian shall be the successor of such Custodian without the execution or filing of any document or any further act.

Section 5.06.   Charges and Expenses; Custodian Fee. Except as otherwise provided in this Agreement, no charges and expenses of the Custodian shall be payable by or withheld from any person other than the Depositor. The Custodian shall be entitled to a fee for its services rendered hereunder, payable as provided herein. The Custodian Fee for any period shall equal the product of the average daily principal amount of the Custodial Receipts outstanding during such period and the Custodian Fee Rate.

Section 5.07.   Indemnification by the Depositor.   The Depositor agrees to indemnify the Custodian against, and hold it harmless from, any loss, liability or expenses (including reasonable counsel fees and expenses) which may arise in connection with its acting as Custodian hereunder, except for any liability arising out of acts of negligence, bad faith or wilful misconduct on the part of the Custodian. Without limiting the generality of the foregoing, the Custodian shall have no duty or responsibility for, and the Depositor shall indemnify and hold harmless the Custodian against, any claim that the Depositor failed to make disclosure with respect to the AMTP Shares or the Custodial Receipts as is required by the applicable federal and state securities laws. Upon any removal or resignation of the Custodian or the termination of this Agreement, such Custodian's right to indemnification and the Depositor's obligations to indemnify such Custodian hereunder shall survive such removal or resignation or termination. In no event shall any indemnification payments be payable from moneys received in respect of the Purchase Agreement or the AMTP Shares.

Section 5.08.   Voting and Consents; Notices Concerning AMTP Shares from Custodian; Communication by Holders with other Holders; Custodial Receipt Holders Lists; Information regarding assignment of rights to Committed Purchaser.

(a)   In the event of any action or consent requiring the vote of the owners of any AMTP Shares, the Custodian shall deliver to the Holders for delivery to the Direct Beneficial Owners of Custodial Receipts related thereto its proxy for such vote, returnable to the Custodian, who shall vote solely in accordance with such proxy or proxies, received in a timely manner; *provided, however*, that if any Beneficial Owner shall appoint the Committed Purchaser as its agent and attorney-in-fact for such Beneficial Owner for purposes of this Section 5.08(a), so long as the related Purchase Agreement is in effect and a Credit Event has not occurred with respect to the Committed Purchaser, the Custodian shall deliver such proxy to the Committed Purchaser and shall vote solely in accordance therewith.

(b)   The Custodian shall forward copies of any and all notices, reports and information received by the Custodian as a beneficial owner of the AMTP Shares to the Depositor, the Committed Purchaser, Holders and, upon providing contact information, the Beneficial Owners of the Custodial Receipts. The Custodian shall give immediate notice by Electronic Means, confirmed in writing, to the Holders and Beneficial Owners upon (i) the receipt of any notice from the Issuer, the Redemption and Paying Agent or the Initial DRIVERs Holder or otherwise obtaining actual knowledge that dividends have not been paid or declared on any day such payment or declaration is required to be made in accordance with the AMTP Statement, (ii) any time at which the Custodian obtains notice from the Issuer, Remarketing and Placement Agent, or the Depositor or actual knowledge of the occurrence of an Act of Bankruptcy with respect to the Issuer, or (iii) the receipt of a notice related to the amendment of the documents governing or related to the AMTP Shares pursuant to Section 3.01(v) hereof.

(c) Upon the written request of any Holder or Beneficial Owner of a Custodial Receipt stating that such Holder or Beneficial Owner desires to communicate with other Holders and Beneficial Owners of Custodial Receipts with respect to the AMTP Shares accompanied by a copy of the form of the communication proposed to be sent and upon payment to the Custodian of any reasonable or customary charge incident to the transmission thereof, the Custodian shall transmit the desired communication pursuant to the instructions provided to the Custodian by the Holder or Beneficial Owner making the request.

(d) The Custodian shall furnish upon written request of the Depositor and, after written notice is received by the Custodian, or the Custodian otherwise has obtained actual knowledge, of the occurrence of a failure to declare or pay dividends with respect to the AMTP Shares, upon written request of any Holder or Beneficial Owner, a list of the names, addresses and such other matters contained in the Custodial Receipt Register as the Depositor or such Holder or Beneficial Owner may request. The Depositor, the Holder or the Beneficial Owner, as appropriate, shall pay to the Custodian any reasonable or customary charge for the furnishing of the requested information.

(e) Following the assignment of rights from the Holder or Beneficial Owner of the Custodial Receipts to the Committed Purchaser as described in Section 4.02(e) hereof, the Custodian agrees to execute any documentation required to effect such assignment of rights and shall request and collect from the relevant Holder or Beneficial Owner of the Custodial Receipts all documentation required to effect and record such assignment of rights.

ARTICLE VI
THE CUSTODIAN

Section 6.01. Obligations of the Custodian. The Custodian shall designate to the Depositor its Designated Office (if other than the address of the Custodian set forth in Section 8.06 hereof) by a written instrument delivered to the Depositor and shall make such arrangements as are necessary to:

(i) provide for registration of transfer of Custodial Receipts pursuant to the terms of this Agreement,

(ii) keep such books and records as shall be consistent with prudent industry practice,

(iii)   give such notices to Holders and Beneficial Owners, including, but not limited to any notice communicated by or on behalf of the Issuer of the AMTP Shares, and to perform such duties of the Custodian as are set forth herein with respect to the Custodial Receipts, and

(iv)   subject to the limitation of liability found in Section 5.01 hereof, exercise and enforce its right under the Purchase Agreement, including, without limitation, the right to receive the Purchase Price and other amounts due under the Purchase Agreement, and to take actions in connection with the Purchase Agreement and the AMTP Shares as are in accordance with or required by the terms of this Agreement and the Purchase Agreement.

The duties and responsibilities of the Custodian under this Agreement shall be governed by the provisions hereof.

Section 6.02.   Dealings in Custodial Receipts or with the Issuer. The Custodian, in its individual capacity, may in good faith buy, sell, own, hold and deal in any of the Custodial Receipts, and may join in any action that any Holder of any Custodial Receipt may be entitled to take with like effect as if it did not act in any capacity hereunder. The Custodian in its individual capacity, either as principal or agent, may also engage in or be interested in any financial or other transaction with the Issuer and may act as depositary, trustee or agent for any committee or body of Holders of Custodial Receipts or other obligations of any Issuer as freely as if it did not act in any capacity hereunder.

ARTICLE VII
AMENDMENT AND TERMINATION

Section 7.01.   Amendment. The form of the Custodial Receipts and any provisions of this Agreement may at any time and from time to time be amended by agreement between the Depositor, the Custodian, and the Obligors, with the written consent of the Committed Purchaser, in order to obtain or maintain a rating of the Custodial Receipts from S&P, Moody's and/or Fitch or in any other respect which the Custodian, the Depositor, and the Obligors may deem necessary or desirable, provided that the Custodian shall notify the Holders, and any Beneficial Owners who make a request to receive notices under this Agreement and provide contact information by Electronic Means, of any such amendment at least ten (10) Business Days prior to the effective date of any such amendment, and provided further that the Custodian shall determine (which determination may be made in reliance upon an opinion of counsel) that any such amendment does not adversely affect the rights of the Holder and Beneficial Owner of any Custodial Receipt to receive payment of the Purchase Price under the Purchase Agreement, or otherwise materially prejudice any substantial existing right of any such Holder or Beneficial Owner, or shall have received the consent of all of the Beneficial Owners of all outstanding Custodial Receipts. No such amendment shall be effective until the Custodian shall have obtained a legal opinion, from independent legal counsel, satisfactory to the Custodian and the Depositor, to the effect that (i) such amendment is authorized or permitted by this Section 7.01, (ii) such amendment does not adversely affect any of the federal tax law opinions or federal securities law opinions rendered in connection with the issuance of Custodial Receipts, and (iii) all conditions precedent to the execution and delivery of such amendment have been satisfied.

[Custody Agreement; Series 2025-BAP0001]

The Custodian will only enter into any amendment or waiver of the terms of the Purchase Agreement upon receipt of the consent of all of the Direct Beneficial Owners of the Custodial Receipts, provided that any amendments to address formal defects, omissions, inconsistencies, typographical errors, or that are required to maintain the rating on the Custodial Receipts shall not require such consent but shall not become effective before the 10th Business Day following the date on which notice of such amendment is provided to the Beneficial Owners of the Custodial Receipts.

Section 7.02. Termination. This Agreement shall terminate on the earliest of (a) the date on which all Custodial Receipts have been surrendered to the Custodian pursuant to Section 4.03 hereof and all payments and distributions required by Sections 4.02 and 4.03 have been made and (b) the date on which all payments have been made under the terms of the AMTP Shares, whether upon the maturity (or equivalent) thereof or upon the redemption thereof or otherwise and such payments have been distributed pursuant to Section 4.01. Upon the termination of this Agreement, (i) the Depositor shall be discharged from all obligations under this Agreement except for its obligations to the Custodian under Sections 5.06 and 5.07 hereof, (ii) the Purchase Agreement shall be cancelled and returned to the Committed Purchaser, (iii) the Custodian shall continue to be obligated under this Agreement pursuant to Section 4.02(e) and Section 4.03(h) hereof; (iv) all other assets held in custody hereunder shall be applied to satisfy all unpaid obligations due to the Committed Purchaser and thereafter be delivered to the Depositor; (v) each Obligor shall continue to be obligated under this Agreement pursuant to Section 4.07 hereof.

ARTICLE VIII
MISCELLANEOUS

Section 8.01. Persons Treated as Owners; Third Party Beneficiaries. Except as otherwise expressly provided herein, the Custodian may deem and treat the Holder of any Custodial Receipts as the absolute owner thereof for all purposes hereunder and the Custodian shall not be affected by any notice to the contrary. Each Holder and Beneficial Owner from time to time of the Custodial Receipts shall be a third party beneficiary of the Agreement.

Section 8.02. Rights of Holders. The parties hereto agree that the Custodian is acting on behalf of the Holders and Beneficial Owners of the Custodial Receipts and that such Holders and Beneficial Owners of Custodial Receipts retain beneficial interests in the rights and obligations created hereby. Accordingly, in the event that (i) any party hereunder defaults in the performance of any action required on its part to be taken hereunder and such default materially adversely affects any Holder or Beneficial Owner of a Custodial Receipt, and (ii) such Holder or Beneficial Owner notifies such party of such default and such party shall thereafter fail or refuse to take such action or remedy such default, then such Holder or Beneficial Owner may individually proceed to take any action with respect to such defaulting party as it deems necessary to compel compliance with the provisions hereof. Without limiting the generality of the foregoing, the parties agree further that any Holder or Beneficial Owner of a Custodial Receipt shall have the right individually to institute appropriate action with respect to the enforcement of the AMTP Shares and the Purchase Agreement in the event that either the Issuer has failed to make a payment due under the AMTP Shares or the Committed Purchaser has failed to pay the Purchase Price in accordance with the terms of the Purchase Agreement.

Section 8.03. <u>Severability</u>. Any provision of this Agreement or the Custodial Receipts that is prohibited, unenforceable or not authorized in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition, unenforceability or lack of authorization without invalidating the remaining provisions hereof or thereof or affecting the validity, unenforceability or legality of such provision in any other jurisdiction.

Section 8.04. <u>Counterparts</u>. This Agreement may be executed in counterparts, by Electronic Means, all of which counterparts taken together shall constitute one and the same instrument. Moreover, the parties hereto further acknowledge and agree that this Agreement may be signed and/or transmitted by email or a .pdf document or using electronic signature technology (e.g., via DocuSign or similar electronic signature technology), and that such signed electronic record shall be valid and as effective to bind the party so signing as a paper copy bearing such party's handwritten signature. The parties further consent and agree that (i) to the extent a party signs this Agreement using electronic signature technology, by clicking "SIGN" or otherwise affixing an electronic signature or similar mark, such party is signing this Agreement electronically; and (ii) the electronic signatures appearing on this Agreement shall be treated, for purposes of validity, enforceability and admissibility, the same as handwritten signatures.

Section 8.05. <u>Exclusive Benefit of Parties and Holders of Custodial Receipts; Effective Date</u>.

This Agreement is for the exclusive benefit of the parties hereto, the Committed Purchaser, their respective successors hereunder and Holders and Beneficial Owners of Custodial Receipts, and shall not be deemed to give any legal or equitable right, remedy or claim to any other person whatsoever. The Holders and Beneficial Owners from time to time shall be beneficiaries of this Agreement and shall be bound by all the terms and conditions hereof and of the Custodial Receipts by acceptance of delivery thereof. This Agreement shall become effective as to the Custodian, the Depositor, and the Obligors upon the receipt by the Custodian of the AMTP Shares deposited therewith and the execution of the Purchase Agreement by the parties thereto.

Section 8.06. <u>Notices</u>. Any and all notices to be given to the Depositor shall be deemed to have been duly given if personally delivered or sent by Mail or telecopy confirmed by Mail addressed to the Depositor at 4775 Technology Way, Boca Raton, Florida 33431, Attention: Mark Viggiano, or to such other place to which the Depositor may have designated in writing to the Custodian. Any and all notices to be given to the Custodian shall be deemed to have been duly given if personally delivered or sent by Mail or by telecopy confirmed by Mail addressed to the Custodian at 1100 North Market Street, Wilmington Delaware 19801, or to such other place which the Custodian may have designated in writing to the Depositor.

Any and all notices to be given to the Committed Purchaser shall be deemed to have been duly given if personally delivered or sent by Mail or by telecopy confirmed by Mail addressed to the Committed Purchaser at Bank of America, National Association at One Bryant Park, 1111 Avenue of the Americas, 3rd Floor, New York, New York 10036, Attention: Thomas Visone/Todd Blasiak/Lisa Irizarry, or to such other place which the Committed Purchaser may have designated in writing to the Custodian.

Any and all notices to be given to an Obligor shall be deemed to have been duly given if delivered by Electronic Means and confirmed by Mail addressed to such Obligor at its address specified on Schedule I hereto

If S&P, Moody's and/or Fitch is then rating the Custodial Receipts, the Custodian shall give S&P, Moody's and/or Fitch notice of (i) any successor Custodian, (ii) any amendments to this Agreement, and (iii) any substitution, expiration, extension or termination of the Purchase Agreement. Any and all notices to be given to S&P shall be deemed to have been duly given if personally delivered or sent by Mail or by telecopy confirmed by Mail addressed to Standard & Poor's Ratings Services at 55 Water Street, 38th Floor, New York, New York 10041, Attention: Municipal Structured Surveillance, or to such other place which S&P may have designated in writing to the Custodian. Any and all notices to be given to Moody's shall be deemed to have been duly given if personally delivered or sent by Mail or by telecopy confirmed by Mail addressed to Moody's Investors Service at 7 World Trade Center, 28th Floor, 250 Greenwich Street, New York, New York 10007, Attention: Municipal Supported Products Group, or to such other place which Moody's may have designated in writing to the Custodian. Any and all notices to be given to Fitch shall be deemed to have been duly given if personally delivered or sent by Mail or by telecopy confirmed by Mail addressed to Fitch Ratings, Inc. at 33 Whitehall Street, New York, New York 10004, Attention: Municipal Structured Surveillance, or to such other place which Fitch may have designated in writing to the Custodian.

All notices to be given to any Holder or Beneficial Owner shall be deemed to have been duly given, whether or not received, if given by Mail to each Holder at such Holder's address as it appears in the Custodial Receipt Register and to each Beneficial Owner at such address as it may provide in writing to the Custodian; provided that, if the Custodian is also acting on behalf of Beneficial Owners of Custodial Receipts in a capacity in addition to acting as Custodian hereunder, all such notices shall be given by Electronic Means. Neither the failure to give such notice as provided herein, nor any defect in any notice so given, to any particular Holder or Beneficial Owner shall affect the sufficiency of such notice with respect to other Holders or Beneficial Owners.

Section 8.07. Governing Law; Waiver of Jury Trial. THIS AGREEMENT AND THE CUSTODIAL RECEIPTS SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK. THE CUSTODIAN IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ALL RIGHT TO TRIAL BY JURY AS WELL AS ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY SUCH PROCEEDING BROUGHT IN SUCH A COURT AND ANY CLAIM THAT ANY SUCH PROCEEDING BROUGHT IN SUCH A COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

Section 8.08. Headings. The headings of articles and sections in this Agreement and in the form of the Custodial Receipts set forth in Exhibit A hereto have been inserted for convenience only and are not to be regarded as a part of this Agreement or to have any bearing upon the meaning or interpretation of any provision contained herein or in the Custodial Receipts.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective duly authorized officers as of the date first above written.

WILMINGTON TRUST, NATIONAL ASSOCIATION, not in its individual capacity, but solely as Custodian

By: /s/ Alicia Pelletier

    Name: Alicia Pelletier

    Title: Vice President

FMSBONDS, INC.,
as Depositor

By: /s/ Theodore A. Swinarski

    Name: Theodore A. Swinarski

    Title: Senior Vice President-Trading FMSbonds, Inc.

Consented to as of the
date first above written:

BANK OF AMERICA, NATIONAL ASSOCIATION,
    as Committed Purchaser

By: /s/ Thomas Visone

Name: Thomas Visone

Title: Authorized Signatory

[Custody Agreement; Series 2025-BAP0001]

Solely with respect to the Shortfall reimbursement obligation under Section 4.07 hereof:

BANC OF AMERICA PREFERRED FUNDING CORPORATION, as Obligor, severally and not jointly

By: /s/ David Stephens
     Name: David Stephens
     Title: Authorized Signatory

FORM OF CUSTODIAL RECEIPT

This Custodial Receipt has not been registered under the Securities Act of 1933, as amended, or any state securities laws. This Custodial Receipt may not be transferred by the holder hereof except as permitted under the Securities Act of 1933, as amended, pursuant to registration or exemption therefrom. No transfer shall be made except to Persons who are eligible transferees of the AMTP Shares under the terms of the governing documents and shall be subject to such further restrictions and conditions as may be included therein, including without limitation any right of first refusal retained by the Issuer thereunder.

FOR PAYMENTS DUE WITH RESPECT TO THE AMTP SHARES
INDICATED BELOW

Custodial Receipts, Series 2025-BAP0001

Evidencing ownership of

$100,000,000
Nuveen Municipal High Income Opportunity Fund
Adjustable Rate MuniFund Term Preferred Shares, Series 2032
Liquidation Preference $100,000 Per Share
(AMT)
(CUSIP No.: 670682111)
and the rights under the related Purchase Agreement,
each as described herein

PRINCIPAL AMOUNT: $100,000,000

AMTP SHARES: Adjustable Rate MuniFund Term Preferred Shares, Series 2032

ISSUER: Nuveen Municipal High Income Opportunity Fund

CUSIP NO.: 670682111

CUSTODIAL RECEIPTS CUSIP NO.: 88035TBM1

UNDERLYING BOND RATE: the Index Rate plus the Applicable Spread in effect.

"Index Rate" is equal to (i) the SIFMA Municipal Swap Index made available by approximately 4:00 p.m., New York City time, on the Rate Determination Date for such Subsequent Rate Period or (ii) if such index is not made so available on such date, the SIFMA Municipal Swap Index as determined on the previous Rate Determination Date; provided, that if the Index Rate in respect of any Subsequent Rate Period would otherwise be less than zero (0), then the Index Rate for such Subsequent Rate Period will be deemed to be zero (0);

"Dividend Spread" is equal to the Applicable Spread, or during an Increased Rate Period, the Increased Rate Spread, or during a Failed Transition Period, the Failed Transition Period Applicable Spread.

The Underlying Bond Rate is capped by a Maximum Amount of dividends calculated at a rate of 15% per annum.

Defined terms used but not defined herein shall have the meanings ascribed in the AMTP Statement.

Applicable Spread: with respect to any Rate Period for the Index Rate, (i) the percentage per annum set forth opposite the applicable credit rating most recently assigned to the Series 2032 AMTP Shares by the Rating Agency in the table below on the Rate Determination Date for such Rate Period or (ii) such spread or spreads as may be provided for in the Adjusted Terms established pursuant to Section 2.2(i) of the Amended Statement. Subject to adjustment in connection with any Taxable Allocation as described in Section 2.10(d) of the AMTP Statement.

Long Term Ratings*	
Moody's	Applicable Percentage**
Aaa to Aa3	1.10%
A1	1.45%
A2	1.65%
A3	1.85%
Baa1	2.75%
Baa2	2.90%
Baa3	3.05%

* And/or the equivalent ratings of any Other Rating Agency then rating the Series 2032 AMTP Shares utilizing the highest of the ratings of the Rating Agencies then rating the Series 2032 AMTP Shares

Defined terms used but not defined herein shall have the meanings ascribed in the AMTP Statement.

Increased Rate Spread: 6.05% on each day during any Increased Spread Period, subject to the adjustment in connection with a Taxable Allocation described in Section 2.10(a) of the AMTP Statement.

Failed Period Spread:	**Transition Applicable**	for each day that a Failed Transition Period, if any, has occurred and is continuing: the higher of (i) the Applicable Spread that would otherwise be in effect absent a Failed Transition Event and (ii) 200 basis points (2.00%) (up to 59 days of the continued Failed Transition Period), 225 basis points (2.25%) (60 days but fewer than 90 days of the continued Failed Transition Period), 250 basis points (2.50%) (90 days but fewer than 120 days of the continued Failed Transition Period), 275 basis points (2.75%) (120 days but fewer than 150 days of the continued Failed Transition Period), 300 basis points (3.00%) (150 days but fewer than 180 days of the Failed Transition Period), and 400 basis points (4.00%) (180 days or more of the continued Failed Transition Period).
		Defined terms used but not defined herein shall have the meanings ascribed in the AMTP Statement.

AMTP SHARES INTEREST PAYMENT DATES: The first Business Day of each calendar month, the first such date being January 2, 2026.

TERM REDEMPTION DATE: June 1, 2032, subject to extension pursuant to the terms of the Underlying Bonds constituent document.

CUSTODIAL RECEIPT RATE: The Underlying Bond Rate less the Committed Purchaser Fee and the Custodian Fee calculated at the Custodian Fee Rate; initially 0.005%.

REGISTERED HOLDER: Wilmington Trust, National Association, not in its individual capacity, but solely as Custodian

The above-named Registered Holder, or registered assigns, is the owner of the above-named Variable Rate Muni Term Preferred Shares (the "AMTP Shares"), including principal thereof and redemption premium, if any, payable on the Term Redemption date (or Early Term Redemption Date as the case may be) and a portion of the exempt interest dividends thereon payable on the indicated AMTP Shares Interest Payment Dates, at the above-indicated Custodial Receipt Rate, as further described below. The AMTP Shares are being held in a custody account by Wilmington Trust, National Association, not in its individual capacity, but solely as Custodian pursuant to the terms of a Custody Agreement, dated as of December 11, 2025 (the "Custody Agreement"), between the Custodian and FMSbonds, Inc., as Depositor, pursuant to which this and other custodial receipts (the "Custodial Receipts") evidencing ownership of payments on the AMTP Shares described above and the right to receive payments of certain amounts pursuant to a AMTP Purchase Agreement, dated December 11, 2025 (the "Purchase Agreement"), issued by Bank of America, National Association (the "Committed Purchaser") and delivered to the Custodian simultaneously with such AMTP Shares.

This Custodial Receipt is subject to the provisions of and is entitled to the benefits of the Custody Agreement, a copy of which is available for inspection by the holder hereof at the

Designated Office (as defined in the Custody Agreement) of the Custodian in the City of New York, State of New York.

This Custodial Receipt is entitled to the benefits of a Purchase Agreement attached as Exhibit B to the Custody Agreement, a copy of which is available for inspection by the holder hereof at the Designated Office (as defined in the Custody Agreement) of the Custodian in the City of New York, State of New York. The Beneficial Owner of this Custodial Receipt is entitled to direct the Custodian to direct the Committed Purchaser under the Purchase Agreement to purchase the AMTP Shares related to this Custodial Receipt as provided in the Custody Agreement and to terminate the purchase option and receive a Principal amount of AMTP Shares equal to the principal amount of this Custodial Receipt. In either case, the Beneficial Owner of this Receipt may only exercise such right with respect to all Custodial Receipts beneficially owned by such Beneficial Owner, and such Beneficial Owner shall pay any accrued Commitment Fee related to the AMTP Shares to be purchased or delivered pursuant to such request. Any such requests shall be subject to the conditions, and shall be conducted in the manner, provided in the Custody Agreement and shall be subject in all respects to the conditions, restrictions and limitations provided for transfers and exchanges in the governing documents for the AMTP Shares.

Principal of, Redemption Premium, if any, and Interest payments on the AMTP Shares on which the payments evidenced by this Custodial Receipt are payable, less any amounts required to be withheld from or by the Custodian pursuant to applicable law or as provided in the Custody Agreement, including fees accrued to the Committed Purchaser and the Custodian, shall be paid to the Holder hereof in the manner set forth in the Custody Agreement.

This Custodial Receipt is subject to mandatory tender upon the occurrence of any Mandatory Tender Event on the dates provided in the Custody Agreement. Upon any such tender, the Holder will receive the payments and distributions provided for in Section 4.03 of the Custody Agreement.

The Custodial Receipts are being delivered by means of DTC's book-entry system with no distribution of physical Custodial Receipt certificates to be made except as provided in the Custody Agreement. One Custodial Receipt certificate, registered in the name of Cede & Co., as nominee of DTC, will be executed and delivered and required to be deposited with DTC or its designee and immobilized in its custody. The book-entry system will evidence positions held in the Custodial Receipts by DTC's Participants, beneficial ownership of the Custodial Receipts in Authorized Denominations thereof being evidenced in the records of such DTC Participants. Transfers of such beneficial ownership will be effected on the records of DTC and DTC Participants pursuant to rules and procedures established by DTC and DTC Participants. Transfer of amounts distributed with respect to Custodial Receipts to DTC Participants, and transfer of amounts distributed with respect to Custodial Receipts to Beneficial Owners of such Custodial Receipts by DTC Participants, will be the responsibility of such DTC Participants and other nominees of such Beneficial Owners.

As provided in the Custody Agreement, this Custodial Receipt and interests herein may only be transferred by the holder hereof (i) as permitted under the Securities Act of 1933, as amended, pursuant to registration or exemption therefrom, and to "qualified institutional buyers" (as defined in Rule 144A promulgated under the Securities Act of 1933, as amended) purchasing this Custodial Receipt and interests herein for their own account, and (ii) (x) in compliance with the terms of any AMTP Shares' governing documents and (y) to a Person to whom a transfer of the AMTP Shares may be made as an eligible transferee under the terms of their governing documents.

As provided in the Custody Agreement and subject to certain limitations therein set forth, the transfer of this Custodial Receipt is registrable in the Custodial Receipt Register, upon surrender of this Custodial Receipt for registration of transfer at the Designated Office of the Custodian in New York, New York, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Custodian duly executed by, the Holder hereof or such holder's attorney duly authorized in writing, and thereupon one or more new Custodial Receipts of the authorized denominations and evidencing the same aggregate Principal amount of the AMTP Shares will be issued to the designated transferee or transferees.

As provided in the Custody Agreement and subject to certain limitations therein set forth, Custodial Receipts are exchangeable for Custodial Receipts of a like aggregate Principal amount of the AMTP Shares of a different authorized denomination, as requested by the Holder surrendering the same.

For any such registration of transfer or exchange, the Custodian may require payment of the then applicable service charge and of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Prior to due presentment of this Custodial Receipt for registration of transfer, the Custodian and any agent of the Custodian may treat the person in whose name this Custodial Receipt is registered as the owner hereof for all purposes, whether or not this Custodial Receipt is overdue, and neither the Custodian nor any such agent shall be affected by notice to the contrary.

This Custodial Receipt shall not be valid or become obligatory for any purpose unless and until duly authenticated by manual signature.

WILMINGTON TRUST, NATIONAL ASSOCIATION,
    as Custodian

By:_____
          Authorized Signatory

Date Issued: December 11, 2025

AUTHENTICATION: This is one of the Custodial Receipts authorized by the above-described Custody Agreement.

By:_____
          Authorized Signatory

Exhibit A-1

ASSIGNMENT

FOR VALUE RECEIVED, the undersigned does hereby sell, assign and transfer unto

_____

(Name, Address and Taxpayer Identification Number of Assignee)

all its right, title and interest in and to the within Custodial Receipt and hereby irrevocably constitutes and appoints _____ attorney to register the transfer of the within Custodial Receipt on the books kept for the registration thereof, with full power of substitution in the premises.

Dated: _____   Signature: _____

Signatures(s) Guaranteed:

Notice: Signature(s) must be guaranteed by an "[eligible Letter of Credit Issuer institution]" meeting the requirements of the Custodian, which requirements will include membership or participation in STAMP or such other "signature guarantee program" as may be determined by the Custodian in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

Notice: The signature on this assignment must correspond with the name as written upon the face of this Custodial Receipt in every particular, without alteration or enlargement or any change whatsoever.

[FORM OF PURCHASE AGREEMENT]

EXHIBIT C

FORM OF NOTICE TO DIRECT THE [SALE OF AMTP SHARES]
[TERMINATION OF THE PURCHASE AGREEMENT]

Custodial Receipts, Series 2025-BAP0001

Evidencing ownership of

$100,000,000
Nuveen Municipal High Income Opportunity Fund
Adjustable Rate MuniFund Term Preferred Shares, Series 2032
Liquidation Preference $100,000 Per Share
(AMT)
(CUSIP No.: 670682111)
and the rights under
the related Purchase Agreement

NOTICE TO DIRECT THE [SALE OF AMTP SHARES]
[TERMINATION OF THE PURCHASE AGREEMENT]

Date: _____, 20__

Wilmington Trust, National Association, as Custodian
1100 North Market Street
Wilmington Delaware 19801

Ladies and Gentlemen:

Reference is made to the Custody Agreement, dated as of December 11, 2025 (the "Custody Agreement"), between FMSbonds, Inc., as Depositor, and Wilmington Trust, National Association, not in its individual capacity, but solely as Custodian (the "Custodian"). This notice is being delivered to you in connection with our right as Beneficial Owner of $[_____] of the Custodial Receipts [must be all of the Custodial Receipts beneficially owned by such Beneficial Owner], to direct the Custodian to [sell an equal Principal amount of AMTP Shares to the Committed Purchaser, pursuant to the right provided to the Custodian in Section 4.02 of the Purchase Agreement, on _____, 20__ (the "Purchase Date")[a Business Day that is a date not earlier than the Business Day following the date of delivery of this notice]] [to terminate the purchase option provided in the Purchase Agreement in relation to an Principal amount of AMTP Shares equal to $[_____] [must be all of Custodial Receipts owned by such Beneficial Owner] as of _____, 20__ (the "Optional Termination Date")[a Business Day not earlier than a date that is two Business Days following the date of delivery of this notice] pursuant to Section 4.04 of the Custody Agreement. We represent, warrant and certify that we are Beneficial Owners of the Custodial Receipts as to which this notice and direction relates. We understand that the Custodial Receipts we beneficially own are subject to mandatory tender on the [Purchase Date][Optional Termination Date] pursuant Section 4.03 of the Custody Agreement, and we agree promptly to provide the Delivery Instructions required in connection with the actions contemplated by this notice and direction, including as to the tendering of the Custodial Receipts beneficially owned by

Exhibit C-1

us and the [delivery of the Purchase Price][transfer of the AMTP Shares], until receipt of which the Custodian shall hold such property in custody as provided in Sections 4.03 and 4.05 of the Custody Agreement.

Dated: _____, 20__.

                              [NAME OF BENEFICIAL OWNER]

                              By:_____
                                  Name:
                                  Title:

Exhibit C-2

FORM OF NOTICE OF TRANSFER

[DATE]

FMSbonds, Inc., as Depositor
4775 Technology Way
Boca Raton, Florida 33431
Attention: Mark Viggiano

Wilmington Trust, National Association, as Custodian
1100 North Market Street
Wilmington Delaware 19801

      The undersigned Transferor and Transferee hereby give notice to the Custodian and Depositor of the transfer of the Custodial Receipts from Transferor to Transferee [Name, Address and Taxpayer Identification Number of Transferee], on [_____, 20__]. The Transferee represents and warrants that it is an eligible transferee of the AMTP Shares as provided in the governing documents for the AMTP Shares.

[_____],
      as Transferor

By:_____
   Name:
   Title:

[_____],
      as Transferee

By:_____
   Name:
   Title:

OBLIGORS

Obligor	Initial Pro-Rata Share	Contact Details
Banc of America Preferred Funding Corporation	100%	*

*   Banc of America Preferred Funding Corporation
     One Bryant Park
     1111 Avenue of the Americas, 3rd Floor
     New York, New York 10036
     Attention: Thomas Visone/Todd Blasiak/Lisa Irizarry
     Telephone No.: (212) 449-7358